GOLDMAN, SACHS & CO.

200 West Street

New York, NY 10282

April 8, 2011

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street N.W.

Washington, D.C. 20549

Attention: Dana Brown

Re:	Zipcar, Inc.

Filed on Form S-1

Registration No. 333-167220

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that between March 30, 2011 and the date hereof 7571 copies of the Preliminary Prospectus dated March 30, 2011 were distributed as follows: 3500 to five prospective underwriters; 2000 to institutional investors; 1000 to prospective dealers; 1000 to individuals; 35 to rating agencies and 36 to others.

We will, and the other participating underwriters have informed us that they will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934. We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m. Eastern Time on April 8, 2011 or as soon thereafter as practicable.

To ensure that an effectiveness declaration will not in any way contravene the public interest or the protection of investors, we hereby confirm, as representatives of the several Underwriters, that the Underwriters are fully aware of their obligations under FINRA Rule 5110 (Corporate Financing Rule — Underwriting Terms and Arrangements), and in particular are aware that no FINRA member or person associated with a FINRA member may participate in any manner in any public offering of securities subject to FINRA Rule 5110 unless documents and information as specified therein relating to the offering have been filed with and reviewed by FINRA. The Underwriters hereby confirm that they will comply fully with FINRA Rule 5110, and in particular that they do not intend to, and will not, enter into an underwriting agreement with the Company for the Offering or confirm sales of the Common Stock to investors in the Offering unless and until FINRA has issued a no-objections letter with respect to the Offering.

Very truly yours,

Goldman, Sachs & Co.

As Representative of the several Underwriters

By:  /s/  Goldman, Sachs & Co.

        (Goldman, Sachs & Co.)